希慎興業有限公司
Hysan Development Company Limited



The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L119-06cin
Your Ref :

8 June 2006

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2


06014472

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617
- Announcement – Continuing Connected Transaction

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the captioned announcement which was published in the Hong Kong newspapers on 8 June 2006 for your kind attention and record.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Continuing Connected Transaction
Renewal of Lease

On 7 June 2006, Barrowgate Limited ("Barrowgate"), an indirect non-wholly owned subsidiary of Hysan Development Company Limited ("Hysan" or the "Company", Hysan and its subsidiaries are referred as "Hysan Group", holding 65.36% equity interest in Barrowgate) entered into a lease dated 7 June 2006 (the "Lease") with Hang Seng Bank Limited ("Hang Seng") in respect of the renewal of a lease of certain premises in Lee Gardens Two.

Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest, and hence a connected person of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Accordingly, the Lease between Barrowgate and Hang Seng constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules. As each of the percentage ratios (other than the profit ratio) in respect of the Lease is on an annual basis less than 2.5%, the transaction is only subject to announcement and reporting requirements and is exempt from independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

The particulars of the Lease are set out below:

Date of agreement	:	7 June 2006
Parties to the agreement	:	Barrowgate as landlord Hang Seng as tenant
Premises	:	Shop 13 on Ground Floor and Portion of Lower Ground Floor, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong
Term	:	3 years commencing from 1 October 2006
Rent	:	HK$1,039,310 per month (exclusive of operating charges, promotion levy and Government rates)
Operating charges	:	HK$53,056 per month (subject to revision by Barrowgate from time to time)
Promotion levy	:	HK$6,632 per month (subject to revision by Barrowgate from time to time)
Annual consideration	:	HK$13,187,976

The annual consideration includes the rent, operating charges and promotion levy but exclusive of rates, to be paid in cash in advance on a monthly basis. Where the unexpired term of the lease is less than one year, the annual consideration will be calculated on a pro-rata basis. Based on the estimated annual consideration receivable under the Lease, the annual caps for the financial years ending 31 December 2006, 2007, 2008 and 2009 are therefore HK$3,296,994, HK$13,187,976, HK$13,187,976 and HK$9,890,982 respectively.

The maximum monthly basic rent specified in the Lease was determined on an arm's length basis based on prevailing market rates. Operating charges and promotion levy were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REASONS FOR THE TRANSACTION

The Lease is a renewal of existing lease (already disclosed in the Company's announcements dated 19 July 2004 and 3 September 2004) and it was entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

The directors of the Company (the "Directors") (including Independent non-executive Directors) are of the view that the Lease and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that it was entered in the ordinary and usual course of business of Hysan Group after due negotiations and on arm's length basis with reference to the prevailing market conditions.

REGULATORY ASPECTS

Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest, and hence a connected person of the Company under the Listing Rules. Accordingly, the Lease between Barrowgate and Hang Seng constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Given that each of the percentage ratios (other than the profit ratio) in respect of the Lease is on an annual basis less than 2.5%, the transaction falls under Rule 14A.34 of the Listing Rules and is only subject to reporting and announcement requirements and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Particulars of the Lease will be disclosed in future annual reports and accounts of the Company in accordance with Rule 14A.46 of the Listing Rules.

GENERAL

The Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Barrowgate is a 65.36% indirect non-wholly owned subsidiary of the Company. Its principal business is property investment.

Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest. Its principal business is the provision of banking and related financial services.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 7 June 2006

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.